UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

HR MERGER SUB INC.

a wholly owned subsidiary of

HERC HOLDINGS INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

S. Wade Sheek

HR Merger Sub Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Telephone: (239) 301-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua Bonnie, Esq.

Jonathan Corsico, Esq.

Jonathan Ozner, Esq.

Katharine Thompson, Esq.

Benjamin Bodurian, Esq.

Simpson, Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Telephone: (202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 3 to the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on March 19, 2025 (together with any amendments and supplements thereto, the “Schedule TO”), is being filed solely to update Amendment No. 2 to the Schedule TO filed by Herc Holdings Inc. and HR Merger Sub Inc. on April 18, 2025 (“Amendment No. 2”), to add conformed signatures on the signature page of the electronic filing. Amendment No. 2 was signed prior to filing; however, the conformed signatures were inadvertently omitted from the signature page of the electronic filing of Amendment No. 2. No other content of Amendment No. 2 has been changed.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended as follows:

Index No.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

Index No.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(1)(E)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(E) to Herc’s Schedule TO filed on March 19, 2025).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(5)(A)	Press Release issued by Herc Holdings Inc., dated as of February 18, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Herc on February 18, 2025)

(a)(5)(B)	Communication to Herc employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 18, 2025)

(a)(5)(C)	Communication to Analysts and Investors in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 18, 2025)

(a)(5)(D)	Joint Press Release issued by Herc Holdings Inc. and H&E Equipment Services, Inc., dated as of February 19, 2025 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Herc on February 19, 2025)

(a)(5)(E)	Communication to Herc employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 19, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 19, 2025)

(a)(5)(F)	Transcript of Investor Call held by Herc to discuss its proposal to acquire H&E Equipment Services, Inc., dated as of February 18, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 19, 2025)

(a)(5)(G)	Infographic describing the benefits of Herc’s acquisition of H&E Equipment Services, Inc., dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(H)	Employee FAQ discussing the Herc and H&E transaction, dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(I)	Communication to H&E employees in connection with the acquisition of H&E Equipment Services, Inc. by Herc, dated as of February 24, 2025 (incorporated by reference to Herc’s filing pursuant to Rule 425 on February 24, 2025)

(a)(5)(J)	Press release issued by Herc Holdings, Inc. dated April 16, 2025 (incorporated by reference to Exhibit (a)(5)(J) to Herc’s Schedule TO-T/A filed on April 16, 2025)

(b)(1)	Commitment Letter, dated February 19, 2025, by and between Crédit Agricole Corporate and Investment Bank and Herc Holdings Inc. (incorporated by reference to Exhibit 99.9 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(b)(2)	Amended and Restated Commitment Letter, dated March 11, 2025, by and among Crédit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., Wells Fargo Bank, NA, Bank of Montreal, Capital One, National Association, MUFG Bank, Ltd., ING Capital LLC, PNC Bank, National Association, Sumitomo Mitsui Banking Corporation, The Toronto-Dominion Bank, New York Branch, Goldman Sachs Bank USA, Regions Capital Markets, a division of Regions Bank, Truist Securities, Inc., Truist Bank and KeyBank National Association (incorporated by reference to Exhibit 99.10 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(1)	Agreement and Plan of Merger, dated February 19, 2025, by and among H&E Equipment Services, Inc., Herc Holdings Inc. and HR Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Herc Holdings Inc. on February 20, 2025).

(d)(2)	Confidentiality Agreement, dated January 24, 2025, by and between Herc Rentals Inc and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.6 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(3)	First Amendment to Confidentiality Agreement, dated February 12, 2025, by and between Herc Rentals Inc. and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.7 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(d)(4)	Clean Team Confidentiality Agreement, dated February 13, 2025, by and between Herc Rentals Inc. and H&E Equipment Services, Inc. (incorporated by reference to Exhibit 99.8 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table (incorporated by reference to Exhibit 107 to Herc’s Schedule TO filed on March 19, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2025

HERC HOLDINGS INC.

By:	/s/ Lawrence H. Silber
Name:	Lawrence H. Silber
Title:	President & Chief Executive Officer

HR MERGER SUB INC.

By:	/s/ W. Mark Humphrey
Name:	W. Mark Humphrey
Title:	Vice President